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For Immediate Release:

      MDS Nordion Signs Framework Agreement for Collaborative Alliance with JSC “Isotope”

MDS Nordion secures exclusive Mo-99 supply through framework agreement

OTTAWA, CANADA – September 23, 2010 – MDS Nordion, a leading provider of products and services to the global health science market, today announced it has entered into a framework agreement with The Open Joint Stock Company “Isotope” (Isotope), the authorized subsidiary of Rosatom State Corporation, to explore and define areas of collaboration in the field of supply, marketing and sale of isotopes produced in Russia.

This framework agreement is intended to facilitate the collaboration and build the business relationship between MDS Nordion and Isotope. The collaboration may result in the creation of joint ventures, supply agreements or other mutually beneficial supply arrangements, in order to efficiently sell isotopes outside of Russia. The agreement extends over an initial 10 year period.

“MDS Nordion is our preferred partner for the international sales and marketing of Mo-99 and all other isotopes of mutual interest,” said Andrey Silkin, General Director, Isotope. “As part of this framework agreement, Isotope and MDS Nordion will explore further joint venture opportunities in the nuclear industry arena.”

As an important collaborative initiative under the umbrella of this framework agreement, MDS Nordion has entered into a supply agreement with Isotope for a supplemental supply of Molybdenum-99 (Mo-99) until 2020.

Under the terms of the supply agreement, Isotope will supply Mo-99 to MDS Nordion on an exclusive basis for processing, distribution and sale outside of the Russian Federation. The supply agreement provides MDS Nordion with a new source of Mo-99 for its customer base and strengthens its global supply chain by providing additional supply to help offset the impact of the planned shutdowns of Atomic Energy of Canada Limited’s National Research Universal reactor.

“As part of the economical and technological development activities of the Russian Federation, the project for the manufacturing and supply of Mo-99 was initiated,” said Evgeny Evstratov, Deputy General Director, Rosatom.  “Isotope, with the support of Rosatom, will be the commercial structure to develop this project becoming one of the largest Mo-99 manufacturers in the world.”

The Russian Federation Government and Rosatom State Corporation have invested in both new and existing infrastructure in order to bring on this new Mo-99 capacity. Initial quantities of supply will be incremental. However, over several years the expectation is to have supply available of up to 20 per cent of global Mo-99 demand to back up MDS Nordion’s long term requirements. Receipt of supply from Isotope is expected to commence in the first half of fiscal 2011.

 “This new supply agreement is important as it comes at a time when our customers, and in turn the nuclear medicine community, are looking for greater stability and long term reliability in their supply network.,” says Steve West, CEO, MDS Inc. “We look forward to contributing to an improved global supply chain and securing a supplemental supply source for medical imaging.”

Medical isotopes are used by physicians to better diagnose and treat a number of diseases, including cardiac and neurological conditions, and several types of cancer. Mo-99, and more specifically the derivative medical isotope technetium-99m, is utilized in approximately 80 per cent of nuclear medical procedures worldwide.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies benefiting the lives of millions of people in more than 65 countries around the world.  Our products and services are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. MDS has more than 600 highly skilled people in five locations. Find out more at www.mdsnordion.com.

SOURCE: MDS